Mail Stop 6010

December 5, 2007

William R. De Jonge
President
North American Insurance Leaders, Inc.
885 Third Avenue, 31st Floor,
New York, New York 10022

> **Re:** **North American Insurance Leaders, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 8, 2007**
> **File No. 1-32837**

Dear Mr. De Jonge:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that you are required to file with the Commission any written instructions, scripts, and outlines that will be used by any person that solicit proxies on behalf of the company through personal interviews, or telephone, and

all other soliciting material that will be furnished to the security holders of the company.

2. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

3. Please revise your filing with updated interim financial information through the period ended September 30, 2007.

Letter to the Stockholders of North American Insurance Leaders, Inc.

4. In an appropriate location in your document, identify your basis for the statement that the Deep South Companies are a leading managing general agency in the southeastern and southwestern regions of the United States. Alternatively, delete the statement from the letter and the remainder of your document.

5. Please expand your second bullet point relating to the approval of the issuance of shares of NAIL common stock to disclose the estimated maximum number of shares you expect you would issue. Please make the same change throughout the proxy.

Summary of the Material Terms of the Transaction, page 1

6. Please revise your disclosure in this section, in the "Questions and Answers about the Transaction and the Annual Meeting" section and in the "Summary of the Proxy Statement" section to provide the page number where each of the cross-referenced sections first appears.

Questions and Answers about the Transaction and the Annual Meeting, page 5

If I have IPO conversion rights, how do I exercise them?, page 8

7. Please expand your disclosure to indicate whether a stockholder who wishes to make changes to a prior vote that relates to the approval of the Transaction Proposal and the IPO conversion rights may do so in person at the Annual Meeting.

Summary of the Proxy Statement, page 16

The Parties, page 16

The Deep South Companies, page 16

8. Given Deep South's participation in the underwriting results of the business underwritten on behalf of QBE, please explain the description of an MGA as an "insurance company without capital at risk."

The Transaction, page 17

Post-Closing Ownership of NAIL Common Stock, page 17

9. Please expand your disclosure to describe DSH's maximum possible ownership of NAIL common stock if DSH would elect to receive payment of the two earn outs in the form of NAIL's common stock.

Fairness Opinion, page 20

10. Please revise to clarify whether any portion of Stone Ridge's fee is contingent upon the closing of the transaction.

Procedure, page 20

11. We note your disclosure that if the maximum number of shares permitted to be converted pursuant to the IPO conversion rights were converted you would have approximately $90.5 million available to fund the cash portion of the consideration. You further indicate that this amount would be enough to consummate the Transaction. On page 17, however, you disclose that the consideration for the Transaction could be as high as $125.0 million, 82.7% of which (or $103.375 million) would be payable in cash. In an appropriate location in your document, clarify why you believe that the $90.5 million would be enough to consummate the Transaction if the required cash consideration could be as high as $103.375 million. If you contemplate the possibility of obtaining additional financing to consummate the Transaction, please describe the terms and conditions of that financing.

If the transaction is not Consummated, page 21

12. We note your statement that if a liquidation were to occur, the initial per share liquidation price would be $7.87 based on the trust account balance as of June 30,

2007. Please update this disclosure to reflect the per share liquidation price based on the trust account balance as of the most recent practicable date. Similarly revise throughout your document.

Risk Factors, page 27

The success of the Deep South Companies to date has depended significantly…, page 33

13. The heading for this risk factor does not express a risk. Please revise the heading to express a risk rather than a fact.

The Deep South Companies have significant credit exposure to QBE…, page 35

14. Please revise to quantify receivables due from QBE.

The growth strategy of the Deep South Companies may involve…, page 37

15. To the extent known, please disclose the expected cost to open the new branch office in California and hire necessary personnel.

The Deep South Companies are subject to errors and omissions claims…, page 38

16. Please disclose any limitations of errors and omissions insurance coverage. Please also disclose the cost to you of such coverage, if material.

We do not currently intend to pay dividends on the NAIL Common Stock…, page 40

17. The first sentence of this risk factor, indicating that you have not made a decision whether or not you will pay dividends, seems inconsistent with the heading of the risk factor. Also, page 150 of the proxy statement has bracketed language relating to, among other things, the payment of dividends. Please revise the disclosure to eliminate the inconsistency.

Selected Unaudited Proforma Condensed Combined Financial Information, page 48

18. The anticipated accounting treatment described in the second and third sentences of the second paragraph on this page does not appear to agree with the accounting treatment described on page 75 and in the second paragraph on page 154. Please revise as appropriate.

The Annual Meeting, page 53

Abstentions and Broker Non-Votes, page 57

19. We note your disclosure that AMEX rules prohibit brokers from voting shares of
NAIL Common Stock on any of the proposals to which the proxy statement
relates. Supplementally, please explain why brokers are not allowed to vote the
NAIL shares in connection with the routine matters described in the proxy
statement.

The Transaction Proposal, page 58

Background of the Transaction, page 58

20. We note your disclosure that you evaluated a number of businesses in the
insurance and insurance services industry and executed non-disclosure or
confidentiality agreements with 22 separate potential business combination
candidates. Please expand your disclosure regarding the other potential business
combinations to explain why the board did not pursue those and why the board
selected the acquisition of the Deep South Companies over those other potential
business combinations. If you made any firm offers to any other candidates, this
information should be disclosed.

21. We note your statement on page 61 that "NAIL's representatives at KBW
reviewed the structure of the Transaction and gave a valuation analysis of the
Deep South Companies, which included different valuation methodologies and
valuation ranges implied by each of the methodologies." Additionally, you state
on page 64 that NAIL's board of directors took into consideration "the analysis,
valuation and other advice of KBW in arriving at certain financial terms of the
proposed Transaction." Please expand your disclosure to describe the
information provided by KBW that the board of directors considered. If KBW
presented analyses similar to the analyses presented by Stone Ridge, these
analyses should be presented in your document.

Engagement of StoneRidge Advisors and Fairness Opinion, page 65

22. Please supplementally provide us with copies of any materials prepared by
StoneRidge Advisors in connection with its fairness opinion, including, among
other things, any "board books," draft of fairness opinions provided to the board
of directors, and any summaries of presentations made to the board of directors.
We may have further comments on your disclosure once we have had the
opportunity to review these materials.

23. We note that DSH's management disclosed certain financial analyses and forecasts for the Deep South Companies to StoneRidge Advisors. Please revise your proxy statement to describe those financial analyses and forecasts for the Deep South Companies.

24. We note that no company used in the Public Market Analysis is identical to the Deep South Companies and that none of the selected transactions in the Selected Precedent Transaction Analysis is identical to NAIL's transaction. Please describe any criteria used to select the comparable companies and transactions. Also, please disclose whether any companies or transactions meeting the selection criteria were excluded from the analyses and, if so, the reasons for making such exclusions.

Purchase Price Analysis, page 67

Public Market Analysis, page 68

25. Please revise the names of the four multiples in the table on page 69 to match the names used in the paragraph following the table and in the table on the prior page or explain the difference between the terms used in each of the tables.

26. We note that in the second paragraph following the table on page 69, you have calculated Total Equity Value/LTM Earnings for Deep South Companies. Please explain why you used total equity value, rather than total enterprise value as used in the ratios calculated from the selected public companies and why you used LTM earnings as opposed to LTM EBIT and LTM EBIDTA.

Selected Precedent Transactions Analysis, page 70

27. Please revise the "LTM Revenue" and "LTM Pro Forma EBITDA" headings to match the respective headings of the last two columns in the prior table or explain how the terms used in each of the tables differ.

Discounted Cash Flow Analysis, page 71

28. We note the description of the discounted cash flow analysis prepared by StoneRidge Advisors. We further note that StoneRidge Advisors relied on projections prepared by the management of NAIL when preparing the discounted cash flow analysis. Please revise your description of the discounted cash flow analysis to disclose the projections prepared by the management of NAIL.

29. Explain your basis for using discount rates of 9.0% to 11.0% and growth rates of 0.0% to 3.0%.

Satisfaction of Requirements that the Transaction Have a Fair Market Value Equal to at Least 80.0% of NAIL's Net Assets, page 73

30. Please disclose the multiple of adjusted EBITDA used to determine the fair market value of the Deep South Companies and how the appropriate multiple was determined.

The Securities Purchase Agreement, page 76

Transaction Consideration, page 77

31. Describe the "certain financial milestones of the Deep South Companies" that will determine whether NAIL will be required to pay the first and second earn out payments.

32. Please define "Governing EBITDA."

Representations and Warranties, page 79

33. Some of the representations disclosed are vague. For example, what is Mr. Disiere required to represent about brokers' fees? What are DSH and Mr. Disiere required to represent about labor relations and related party transactions? Please revise the discussion about the representations and warranties to clarify the representations that each party is required to make.

Unaudited Pro Forma Condensed Combined Financial Statements, page 153

34. Please explain what consideration you gave to the allocation of a portion of the purchase price to acquired contracts, leases and intellectual property apart from goodwill. We note that Other Intangible Assets of $32.6m "consists primarily of customer lists and Mr. Disiere's non-compete agreement." Refer to paragraph 39 and Appendix A of SFAS 141 and EITF 02-17 and your disclosure on page 1 that refers to the acquisition of contracts and leases.

35. Disclose your basis in assigning fair values to the identifiable intangibles. Disclose separately the amounts allocated to the customer lists, to the non-compete agreement and to other material intangibles as applicable and disclose your accounting policy separately for each.

36. Disclose why the use of the straight-line method to amortize the intangible assets is considered appropriate. Describe the pattern cash flows are expected to be derived from the acquired intangibles.

Consolidated Financial Statements, Deep South Holding, L.P.

Notes to Consolidated Cash Flow Statements, page FS-21

37. It appears the company operates in one segment; please clarify in your next amendment. In addition, disclose product information in accordance with paragraph 37 of SFAS 131.

12 – Health Insurance Plan, page FS-28

38. Please disclose your policy for accounting for health insurance claims reserves.

* * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ibolya Ignat at (202) 551- 3656 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Sebastian Gomez Abero at (202) 551-3578 or Suzanne Hayes at (202) 551-3675 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Lori Anne Czepiel
        Sidley Austin LLP
        787 Seventh Avenue
        New York, New York 10019